UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Choice Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Arwine Court, Suite 101
(No. and Street)

Euless	TX	76040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT CARGIN 817-280-9900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhodes Osiek Patyk & Company, LLP
(Name – *if individual, state last, first, middle name*)

2170 West Interstate 20	Arlington	TX	76017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert K. Cargin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Choice Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OLGA ZUNIGA
Notary Public
State of Texas
ID # 12545187-5
My Comm. Expires 04-11-2023

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD CHOICE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of World Choice Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of World Choice Securities, Inc. (the Company) as of December 31, 2019, and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and we are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

Auditors' Report on Supplemental Information

The supplementary information contained in Schedule I Computation of Net Capital (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of World Choice Securities, Inc.'s financial statements. The supplemental information is the responsibility of World Choice Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, Schedule I Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rhodes Osick Patyk & Company

We have served as the Company's auditor since 2000.

Arlington, Texas
February 27, 2020

WORLD CHOICE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:		
Cash	$	42,926
Clearing deposits		51,925
Receivable from dealers		176,566
Prepaid expense		31,917
Total current assets		303,334
PROPERTY AND EQUIPMENT, AT COST:		
Net of depreciation (Note 2)		0
Total Assets	$	303,334

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	210,565
Federal Income Tax Payable (Note 3)		52,507
Total current liabilities		263,072
STOCKHOLDERS' EQUITY		
Common stock, par value $10 per share, 25,000 shares authorized, 800 shares issued and outstanding		8,000
Additional paid in capital		85,912
Retained earnings (deficit)		(53,650)
Total stockholders' equity		40,262
Total Liabilities and Stockholders' Equity	$	303,334

The accompanying notes are an integral part of these financial statements.

WORLD CHOICE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:	
Commissions income	$ 1,340,771
Fees received	279,464
Other Income	65,055
Interest income	55,927
Total revenues	1,741,217
EXPENSES:	
Commissions	1,306,407
Salaries	90,812
Regulatory fees	13,239
Insurance	22,452
General and administrative	115,057
Total expenses	1,547,967
INCOME BEFORE PROVISION FOR FEDERAL INCOME TAX	193,250
PROVISION FOR FEDERAL INCOME TAX	40,793
NET INCOME	$ 152,457

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock		Additional Paid In Capital	Retained Earnings (Deficit)
	Shares	Amount		
BALANCE, December 31, 2018	800	$ 8,000	$ 85,912	$ (41,993)
Net Income				152,457
Dividends				(164,114)
BALANCE, December 31, 2019	800	$ 8,000	$85,912	$ (53,650)

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 152,457
Adjustment to reconcile net income to net cash provided by operating activities	
Decrease in clearing deposits	75
(Increase) in receivable from dealers	(116,503)
Decrease in prepaid expenses	1,137
Increase in accrued commission	118,555
Increase in Federal income tax Payable	40,793
NET CASH PROVIDED FROM OPERATING ACTIVITIES	196,514
CASH FLOWS FROM INVESTING ACTIVITIES	
NET CASH (USED) FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of dividends	(164,114)
NET CASH (USED) FROM FINANCING ACTIVITIES	(164,114)
NET INCREASE IN CASH AND CASH EQUIVALENTS	32,400
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,526
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 42,926

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

World Choice Securities, Inc. (the Company) a Texas corporation was established in September of 1992 and changed its name on March 27, 1997. On October 1, 2017, 12% of the Company was sold to an individual and 88% was sold to the individual's firm, WCS Financial Group, Inc.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The provision for Federal income tax has been made based on the actual income tax rates times the estimated taxable income per the statement of income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs -

Advertising costs are expensed as incurred.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) PROPERTY AND EQUIPMENT:

The Company currently leases the building, equipment and furnishings on a month to month lease.

(3) FEDERAL INCOME TAXES:

The provision for income tax consists of federal income tax of $40,793. There are no deferred income taxes provided because there are no differences between financial statement and income tax reporting.

(4) REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Advisory Fees- The company earns investment advisory fees from contracts with customers and through a third-party adviser to provide asset management and financial planning services. Management fees are assessed quarterly in arrears or at the beginning of the quarter. Fees are billed directly to customers or customer accounts when authorized and by a third-party adviser who forwards a portion of fees to World Choice through a Solicitors Agreement. The Company may contract with a customer to charge a flat fee based on work performed in account planning or analysis. Fees are recognized in the calendar quarter services are performed.

Introducing Broker/Dealer Revenue from Clearing Firm- The company earns commissions and fees from transactions and account handling in accounts held at the Company's clearing firm RBC Correspondent Services, LLC, whereby World Choice has introduced the customer as a correspondent of RBC.

(4) cont. Brokerage and Insurance Commissions and Fees- The Company earns commissions and fees from customer contracts for investment company products, annuities, insurance policies and alternative investments such as REITs or oil and gas programs. Accounts are established by way of direct application with the sponsor with World Choice as the broker of record. Revenue is earned according to Selling Agreements with sponsors and recognized in the period it was earned.

(5) NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to RBC CS LLC and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2019, the Company has net capital of $8,305, which is in excess of its required net capital.

(6) RELATED PARTY TRANSACTION:

World Choice Securities Inc. is a subsidiary of WCS Financial Group, Inc. During 2019, the only related party transactions were dividends paid to the parent company.

(7) SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2019 through February 27, 2020, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(8) FOCUS REPORT PART II DIFFERENCE:

Difference between the accompanying financial statements and the Company's December 31, 2019, Focus Report Part II are as follows:

	Per Accompanying Financial Statement	Per Focus	Difference
Cash	$ 42,926	$ 42,886	$ 40
Clearing deposit	51,925	51,925	0
Receivable from dealers	176,566	176,606	(40)
Prepaid expense	31,917	31,917	0
Accounts payable, accrued liabilities, expenses and other payables	263,072	222,279	(40,793)
Stockholders' equity	40,262	81,055	40,793
			$ 0

WORLD CHOICE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 40,262
DEDUCTIONS	(31,957)
NET CAPITAL BEFORE HAIRCUTS	8,305
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(0)
NET CAPITAL	$ 8,305

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 263,072
TOTAL AGGREGATE INDEBTEDNESS	$ 263,072

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 17,521
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 17,521
Ratio: Aggregate Indebtedness to Net Capital	31.68 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2019)

Net Capital as Reported in Company's Part II Focus Report	$ 49,098
Adjustments	(40,793)
Net Capital Per Above	$ 8,305

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
World Choice Securities, Inc.:

We have performed the procedures included in Rule 17a -5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by World Choice Securities, Inc., and the SIPC, solely to assist you and SIPC in evaluating World Choice Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. World Choice Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on World Choice Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of World Choice Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rhodes Osick Patyk & Company

February 27, 2020

WORLD CHOICE SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2019

GENERAL ASSESSMENT	$	690
LESS PAYMENT MADE 7/30/19 WITH SIPC-6		(282)
ASSESSMENT BALANCE DUE		408
ASSESSMENT PAID WITH FORM SIPC-7T	$	408

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

		12/31/19
TOTAL REVENUE FOCUS PART IIA LINE 9	$	1,741,217
TOTAL ADDITIONS		0
DEDUCTIONS:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products.		1,216,117
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		42,914
Net gain from securities in investment accounts.		19,018
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
The greater of (i)Total interest and dividend expense but not in excess of total interest and dividend income or (ii)40% margin interest earned on customers securities account		2,879
TOTAL DEDUCTIONS		1,280,928
SIPC NET OPERATING REVENUE	$	460,289
GENERAL ASSESSMENT @ .0015	$	690

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
World Choice Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) World Choice Securities, Inc. identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which World Choice Securities, Inc. claimed an exemption from 17 C.F.R. Rule 240.15c 3-3 (k)(2)(ii) and (k)(2)(i) and 2) World Choice Securities, Inc. stated that World Choice Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. World Choice Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World Choice Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas

February 27, 2020

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

World Choice

securities, inc.

World Choice Securities, Inc.
2019 Exemption Report

World Choice Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.153c3-3 under the following provision of 17 C.F.R.§240.15c3-3 (k):

The Company met the identified exemption provisions in 17 C.F.R. § 240.15.c3-3(k) (2) (ii) throughout the most recent fiscal year without exception.

World Choice Securities, Inc.

I, Robert K. Cargin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President
February 27, 2020